Exhibit 99.1

DIGITAL REALTY TO MERGE WITH DUPONT FABROS

Transaction to Enhance Digital Realty’s Ability to Serve Top U.S. Data Center Metro Areas

Expands Hyper-Scale Product Offering and Solidifies Blue-Chip Customer Base

Immediately Accretive to Financial Metrics and Improves Balance Sheet Strength

SAN FRANCISCO and WASHINGTON, D.C. – June 9, 2017 – Digital Realty (NYSE: DLR), a leading global provider of data center, colocation and interconnection solutions, and DuPont Fabros (NYSE: DFT) a leading owner, developer, operator and manager of enterprise-class, carrier-neutral, large scale multi-tenant data centers, announced today they have entered into a definitive agreement under which DuPont Fabros will merge with Digital Realty in an all-stock transaction. The consummation of the transaction is subject to customary closing conditions, including approval by the shareholders of Digital Realty and DuPont Fabros. Under the terms of the agreement, DuPont Fabros shareholders will receive a fixed exchange ratio of 0.545 Digital Realty share per DuPont Fabros share, for a transaction valued at approximately $7.6 billion in enterprise value.

Transaction Delivers Key Strategic and Financial Benefits

•	Enhances Ability to Serve Top U.S. Metro Areas: DuPont Fabros’ portfolio is concentrated in top U.S. data center metro areas across Northern Virginia, Chicago and Silicon Valley. The transaction will help grow Digital Realty’s presence in strategic, high-demand metro areas with strong growth prospects, while achieving significant diversification benefits for DuPont Fabros’ shareholders from the combination with Digital Realty’s existing footprint of 145 properties across 33 global metropolitan areas.

•	Expands Hyper-Scale Product Offering: DuPont Fabros’ 12 purpose-built, in-service data centers will significantly expand Digital Realty’s hyper-scale product offering and improve its ability to meet the rapidly growing needs of cloud and cloud-like customers, in addition to enterprise customers undertaking the shift to a hybrid cloud architecture. Conversely, the transaction enables DuPont Fabros to address a broader set of customers’ data center requirements, with the addition of Digital Realty’s colocation and interconnection product offerings.

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Solidifies Blue-Chip Customer Base: DuPont Fabros’ impressive roster of blue-chip customers will further enhance the credit quality of Digital Realty’s existing customer base. On a combined basis, investment grade or equivalent customers will represent more than 50% of total revenue. The transaction also significantly reduces DuPont Fabros’ customer concentration. The combined company’s top three customers will account for approximately 18% of revenue compared to 57% for the top three customers of DuPont Fabros on a standalone basis.

•	Development Pipeline Provides External Growth Potential: DuPont Fabros’ six data center development projects currently under construction are 48% pre-leased and represent a total expected investment of approximately $750 million, and amount to roughly a 26% expansion of its standalone critical load capacity. These projects are located in Ashburn, Chicago, Santa Clara and Toronto, all metro areas where Digital Realty has an existing presence. These six projects are expected to be delivered over the next 12 months, representing a solid pipeline of future growth potential. In addition, DuPont Fabros owns strategic land holdings in Ashburn and Oregon, which will support the future delivery of up to 163 megawatts of incremental capacity, along with 56 acres of land recently acquired in Phoenix.

•	Size and Scale Generate Incremental Benefits: The two companies’ operating models are highly complementary, and the combined organization is expected to provide the most comprehensive product offering in the data center sector. Given the enhanced size and scale, the combined company is also expected to have the most efficient cost structure and the highest EBITDA margin of any U.S.-based publicly-traded data center REIT.

•	Creates Substantial Anticipated Cost Efficiencies and Financial Benefits: The combination of the two companies is expected to create an opportunity to realize up to $18 million of annualized overhead savings, resulting from both companies’ complementary business operations. Upon closing, the transaction is expected to be immediately accretive to financial metrics, and is expected to further improve balance sheet strength.

“This strategic and complementary transaction significantly enhances Digital Realty’s ability to support the growth of hyper-scale users in the top U.S. data center metro areas, while providing meaningful customer and geographic diversification for DuPont Fabros,” said A. William Stein, Digital Realty’s Chief Executive Officer. “The combination is expected to generate both operating and financial benefits, and I’d like to congratulate Scott Peterson, Mark Walker and their team on successfully negotiating the largest transaction in our company’s history, a combination that we believe will enhance our ability to create significant long-term value for both sets of shareholders.”

“We are excited to deliver this compelling transaction to our shareholders and execute upon two of the strategic objectives embodied in our corporate vision — diversifying our customer base and expanding our geographic presence,” said Christopher P. Eldredge, DuPont Fabros’ President & Chief Executive

Officer. “As part of Digital Realty, our shareholders will continue to realize the benefits of our high-quality portfolio, with the added benefits of belonging to an even greater data center network with a truly global footprint and a well-diversified customer base. We also believe our shareholders will greatly benefit from Digital Realty’s investment grade balance sheet and more attractive cost of capital. We look forward to working closely with the Digital Realty team over the coming months to close the transaction and bring our two companies together.”

Transaction Details

The fixed exchange ratio represents a total enterprise value of approximately $7.6 billion, including $1.6 billion of assumed debt and excluding transaction costs. Digital Realty has obtained a fully committed bridge loan facility from BofA Merrill Lynch and Citigroup which will be available, if needed, to finance the transaction. The debt assumed in the transaction is expected to be permanently refinanced with a combination of investment grade corporate bonds and other financings. The transaction has been unanimously approved by the boards of directors of both Digital Realty and DuPont Fabros.

The transaction is expected to close in the second half of 2017 and is subject to the approval of DuPont Fabros and Digital Realty shareholders and other customary closing conditions.

BofA Merrill Lynch and Citigroup are acting as financial advisors and Latham & Watkins LLP is acting as legal advisor to Digital Realty. Goldman Sachs & Co. LLC is acting as financial advisor and Hogan Lovells US LLP is acting as legal advisor to DuPont Fabros.

Investor Conference Call

The company will host a conference call to discuss the transaction at 8:30 a.m. EDT / 5:30 a.m. PDT on June 9, 2017, and a presentation has been posted to the Investors section of the company’s website at http://investor.digitalrealty.com.

To participate in the live call, investors are invited to dial (888) 317-6003 (for domestic callers) or (412) 317-6061 (for international callers) and reference the conference ID# 2712372 at least five minutes prior to start time.

The telephone replay will be available from 24 hours after the call until July 9, 2017. The telephone replay may be accessed by dialing (877) 344-7529 (for domestic callers) or (412) 317-0088 (for international callers) and providing the conference ID# 10108385.

About Digital Realty

Digital Realty supports the data center, colocation and interconnection strategies of more than 2,300 firms across its secure, network-rich portfolio of data centers located throughout North America, Europe, Asia and Australia. Digital Realty’s clients include domestic and international companies of all sizes, ranging from financial services, cloud and information technology services, to manufacturing, energy, gaming, life sciences and consumer products. https://www.digitalrealty.com/

About DuPont Fabros

DuPont Fabros Technology, Inc. (NYSE: DFT) is a leading owner, developer, operator and manager of enterprise-class, carrier-neutral, large multi-tenant data centers. The company’s facilities are designed to offer highly specialized, efficient and safe computing environments in a low-cost operating model. The company’s customers outsource their mission-critical applications and include national and international enterprises across numerous industries, such as technology, Internet content providers, media, communications, cloud-based, healthcare and financial services. The company’s 12 data centers are located in three major U.S. metro areas and total 3.5 million gross square feet and 301.5 megawatts of available critical load to power the servers and computing equipment of its customers. DuPont Fabros is a real estate investment trust (REIT) headquartered in Washington, D.C. For more information, please visit www.dft.com.

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For Additional Information:

Andrew P. Power

Chief Financial Officer

Digital Realty

(415) 738-6500

Investor Relations:

John J. Stewart / Maria S. Lukens

Digital Realty

(415) 738-6500

investorrelations@digitalrealty.com

Jeffrey H. Foster

Chief Financial Officer

DuPont Fabros

(202) 478-2333

Media Inquiries:

John Christiansen / Scott Lindlaw / Lindsay Andrews

Sard Verbinnen & Co

(415) 618-8750

Digital Realty-SVC@sardverb.com

Safe Harbor Statement

Additional Information and Where You Can Find It:

Digital Realty and DuPont Fabros each intend to file a proxy statement/prospectus in connection with the merger. Investors are urged to read carefully the applicable proxy statement/prospectus and other relevant materials because they contain important information about the merger. Investors may obtain free copies of these documents and other documents filed by Digital Realty or DuPont Fabros with the SEC through the web site maintained by the SEC at www.sec.gov. Investors may obtain free copies of the documents filed with the SEC by Digital Realty by going to Digital Realty’s corporate website at www.digitalrealty.com or by directing a written request to: Digital Realty Trust, Inc., Four Embarcadero Center, Suite 3200, San Francisco, CA 94111, Attention: Investor Relations. Investors may obtain free copies of documents filed with the SEC by DuPont Fabros by going to DuPont Fabros’s corporate website at www.dft.com or by directing a written request to: DuPont Fabros Technology, Inc., 401 9th St. NW, Suite 600, Washington, DC 20004, Attention: Investor Relations. Investors are urged to read the applicable proxy statement/prospectus and the other relevant materials before making any voting decision with respect to the merger.

Digital Realty and its directors and executive officers and DuPont Fabros and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of each of Digital Realty and DuPont Fabros in connection with the merger. Information regarding the interests of these directors and executive officers in the merger will be included in the proxy statement/prospectus referred to above. Additional information regarding certain of these persons and their beneficial ownership of Digital Realty common stock is also set forth in the Definitive Proxy Statement for Digital Realty’s 2017 Annual Meeting of Stockholders, which has been filed with the SEC. Additional information regarding certain of these persons and their beneficial ownership of DuPont Fabros common stock is set forth in the Definitive Proxy Statement for DuPont Fabros’ 2017 Annual Meeting of Stockholders, which has been filed with the SEC.

Note Regarding Forward-Looking Statements:

This document contains forward-looking statements that involve substantial risks and uncertainties. All statements, other than statements of historical facts, included in this presentation regarding strategy, future operations, future financial position, future revenue, projected expenses, prospects, plans and objectives of management are forward-looking statements. Examples of such statements include, but are not limited to, statements relating to the structure, timing and completion of the merger between Digital Realty and DuPont Fabros; anticipated synergies and cost efficiencies of the merger; expectations regarding the financial performance, capitalization, resources and ownership structure of the combined organization; Digital Realty’s continued listing on NYSE after the merger; the timing and nature of any financing in connection with or after the merger; the nature, strategy and focus of the combined organization; the executive and board structure of the combined organization; and expectations regarding voting by Digital Realty or DuPont Fabros stockholders. Digital Realty and/or DuPont Fabros may not actually achieve the plans, carry out the intentions or meet the expectations or projections disclosed in any forward-looking statements contained herein and you should not place undue reliance on these forward-looking statements. Actual results or events could differ materially from the plans, intentions, expectations and projections disclosed in the forward-looking statements. Various important factors could cause actual results or events to differ materially from the forward-looking statements, including the risks described in the “Risk Factors” section of Digital Realty’s and DuPont Fabros’ periodic reports filed with the SEC. Forward-looking statements do not reflect the potential impact of any future in-licensing, collaborations, acquisitions, mergers, dispositions, joint ventures, or investments Digital Realty or DuPont Fabros may enter into or make. Neither Digital Realty nor DuPont Fabros assumes any obligation to update any forward-looking statements, except as required by law.